Filed by Fairmount Santrol Holdings Inc.
Commission File No. 001-36670
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Fairmount Santrol Holdings Inc.
Commission File No. 001-36670

FAIRMOUNT SANTROL AND UNIMIN TO MERGE, CREATING A LEADER IN PROPPANT AND INDUSTRIAL MATERIALS SOLUTIONS

December 12, 2017

Dear Family Members,

Today marks an important milestone in the Fairmount Santrol journey. We are pleased to share that we have announced an agreement to combine our business with Unimin Corporation. Fairmount Santrol is a special company and our culture is something that we value deeply. I am confident that this will only be strengthened by combining with Unimin, and that together, we will be able to accomplish more than we would otherwise achieve on our own. A copy of the press release that we issued is attached.

For those of you not familiar with Unimin, they are one of the world’s largest producers of sand and low-iron nepheline syenite used in oil & gas, glass, construction, ceramics, coatings, polymers and foundry markets, and are a leading producer of high-purity sand proppant for oil and natural gas stimulation and recovery. Unimin has operations throughout the United States, Canada and Mexico, and more than 2,400 employees and is currently a wholly owned subsidiary of Sibelco.

Having gotten to know the management team from Unimin and Sibelco, we are confident that Unimin’s culture is an excellent fit with ours. They share a similar sustainable development philosophy with us, as well as a strong commitment to safety and to meeting customers’ needs with high-quality products and services. In addition to this strong cultural fit, Unimin has several key complementary attributes which will allow the combined company to grow and capture new opportunities.

With this combination, we will launch a leader in proppant and industrial materials solutions. We will serve our customers more efficiently and effectively with a broader and more diverse product offering, greater technical expertise, improved scale and geographic diversity, and an expanded logistics platform. Together we will have an estimated 45 million tons of annual sand and mineral processing capacity, and more than 1.3 billion tons of combined reserves. The combined company will also operate a comprehensive logistics platform with a large-scale terminal network across North America, comprising 96 terminal locations and 18 unit–train capable terminals with access to all major railways serving major oil and gas basins. As a combined business with a larger industrial component, we expect to have more predictable, more resilient and growing cash flow streams, as we continue to navigate the cyclical nature of the energy market.

The merger will also significantly strengthen our financial profile, with pro forma revenue of approximately $2.0 billion on an annualized basis, of which 42% of volumes comes from a resilient, stabilized industrial business. As a larger, better capitalized company with more stable cash flow generation from a more diverse revenue stream, we will have the flexibility to invest in growth initiatives while also decreasing leverage.

I am honored to have been asked to lead this new company as CEO and serve on the board of directors, upon closing of the transaction. Being with Fairmount Santrol and our predecessor companies for nearly 20 years, I am appreciative of the opportunity to continue working with our family members and those whom we welcome from Unimin. As we work through the integration, we will leverage the significant strengths from both companies as we determine the composition of the leadership team and work together toward the shared success of the combined organization.

The location of the combined entity headquarters will be determined prior the closing of the merger, and we plan to maintain regional offices in order to leverage both companies’ significant regional operating presence, strong partnerships and talented employee bases. Additionally, Unimin and Fairmount Santrol do have highly recognizable and well respected names, and the name of the combined company will be determined before the closing of the transaction.

We expect the transaction to close in mid-2018, subject to the approval of Fairmount shareholders, the receipt of regulatory approvals and the satisfaction of other customary closing conditions. Until the closing, Fairmount Santrol and Unimin will continue to operate as separate companies. Today’s announcement will have no impact on our day-to-day operations and it is important for all of us to maintain our focus on performance and safety. We will form an integration planning team, led by members of the senior management of both companies. The integration team will work to address how we can best bring our companies together and capitalize on the strengths and talent across each organization.

We understand that with this announcement comes some uncertainty and many questions. We will be hosting a Fairmount Family Forum at 3:00 PM ET / 2:00 PM CST today to discuss the combination and to answer as many of your questions as possible. The call will be webcast and can be accessed using the following dial in number (866) 610-1072 within the United States or (973) 935-2840 from outside the U.S. utilizing the Conference ID 7595759.

Members of our leadership team will also be making visits and presentations to our field locations within the next few days to ensure that you have an opportunity to be heard and to ask questions. In addition, we have prepared the attached Family Member FAQ that may address further questions you have.

This announcement will likely lead to increased interest in Fairmount Santrol, and it is important we speak with one voice. If you receive an inquiry from the media or members of the investment community, please refrain from commenting and direct the call to Indrani Egleston at 440-214-3219 or Matt Schlarb at 440-214-3284.

The key to the success of our business has been — and will continue to be — you, our valued family members. As we move through this process, we are committed to providing you with timely updates on our progress. In the interim, if you have any questions, please do not hesitate to reach out to your manager or supervisor.

Thank you for your continued focus on reliable and safe operations, your dedication to delivering unparalleled service to our customers and all you do for Fairmount Santrol.

With appreciation,

President and Chief Executive Officer

Do Good. Do Well.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Fairmount Santrol’s and/or Unimin’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Fairmount Santrol’s and/or Unimin’s respective businesses; and the parties being unable to successfully implement integration strategies. While Fairmount Santrol and/or Unimin may elect to update forward-looking statements at some point in the future, Fairmount Santrol and Unimin specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

ADDITIONAL INFORMATION

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Fairmount Santrol STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com.

PARTICIPANTS IN SOLICITATION

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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